Exhibit 3.15
CERTIFICATE OF FORMATION
OF
TS ACQUISITION SUB, LLC
     1. The name of the limited liability company is TS Acquisition Sub, LLC.
     2. The address of its registered office in the State of Delaware is Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle. The name of its registered agent at such address is The Corporation Trust Company.
     3. The membership of the limited liability company shall be composed of one member. The sole member shall be iPayment, Inc.
          IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation of TS Acquisition Sub, LLC this 3rd day of September, 2004.

/s/ J. Kevin Kidd

J. Kevin Kidd
Authorized Person